FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3470 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

PROCESS FOR AWARDING THE US$ 690 MILLION CONTRACT
FOR THE RECONFIGURATION OF THE MINATITLAN REFINERY
IS ADVANCING

Mexico City, September 20, 2004 — Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico announced today that the process by which PEMEX Refining will award the contract for second part of the reconfiguration of the Lázaro Cárdenas refinery, in Minatitlán, Veracruz is moving forward.

ICA Fluor presented its bid on July 28. On September 6, the bids were opened, with ICA Fluor bidding approximately US$ 690 million. On September 14, PEMEX Refining awarded the contract to ICA Fluor. Contract signing is scheduled for October 11.

The solicitation for bids for the second part comprises three main work areas: auxiliary services, a waste water treatment plant, and integration projects. The contract is based on a mix of unit prices and fixed price work, and has a total duration of 43 months.

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, and construction ofchemical, petrochemical, cement, manufacturing, automotive, refinery, power generation, and telecommunication facilities.

ICA (BMV and NYSE: ICA) was founded in México in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. For more information, visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance